UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number

001-36473

TRINSEO S.A.

(Exact name of registrant as specified in its charter)

1000 Chesterbrook Boulevard Suite 300

Berwyn, PA 19312 (610) 240 3200

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Ordinary Shares, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Trinseo S.A. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 18, 2021	Trinseo S.A.

	By:	/s/ Angelo Chaclas
	Name:	Angelo Chaclas
	Title:	Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

*	On October 8, 2021, Trinseo S.A., a Luxembourg public limited liability company, and Trinseo PLC, an Irish public limited company, completed a cross-border merger in which Trinseo S.A. was merged with and into Trinseo PLC, with Trinseo PLC as the surviving entity, and Trinseo S.A. was dissolved without going into liquidation. The merger was effective on October 8, 2021. This Form 15 relates solely to the reporting obligations of Trinseo S.A. under the Exchange Act, and does not affect the reporting obligations of Trinseo PLC as its successor issuer under the Exchange Act.